SIMPSON THACHER & BARTLETT LLP

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January 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Re:	Smithfield Foods, Inc.

    Amendment No. 1 to Registration Statement on Form S-4

    Filed December 13, 2006

    File No. 333-138090

Ladies and Gentlemen:

On behalf of Smithfield Foods, Inc., we hereby submit for your review Amendment No. 2 to the above referenced registration statement of Smithfield Foods, Inc., originally filed with the Commission on October 19, 2006, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1, as well as four unmarked copies of Amendment No. 2.

Set forth below are responses to the comments contained in the letter of the Staff of the Commission to Smithfield Foods, Inc., dated December 28, 2006. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted.

Registration Statement

Interests of certain persons in the merger, page 5

1.	Please disclose here the aggregate amount of severance payments that the executive officers might receive.

Securities and Exchange Commission

Attention Mr. Max A. Webb

In response to the Staff’s comment, the disclosure on page 6 has been revised accordingly.

Recommendation of the PSF Board of Directors; Reasons for the Merger, page 27

2.	We note your response to prior comment 12 of our letter dated November 15, 2006 and reissue in part. Please revise to describe how the current and historical financial condition and results of operations of PSF and the most recent financial projections of PSF contributed to the board’s determination to recommend adoption of the merger agreement.

In response to the Staff’s comment, the disclosure on page 28 has been revised accordingly.

3.	Please send us a copy of the analyst report mentioned in the second bullet and tell us the closing price of PSF stock that day.

In response to the Staff’s comment, the report has been sent to the Staff under separate cover. The closing price of PSF common stock on September 15, 2006 was $17.73 per share.

Conversion of PSF Stock Options, page 39

Vesting of Restricted Stock, page 40

4.	We note from your response to prior comment 13 that you have amended your calculation of the purchase price to include the fair value of the PSF options converted into Smithfield options of approximately $2.9 million. We also note that you have calculated the fair value of both Smithfield and PSF options using the Black-Scholes option-pricing model, and based on your analysis, you determined that the fair value of the Smithfield options approximates the fair value of the PSF options on December 8, 2006. Please clarify for us and revise the notes to the pro forma financial statements to show how the additional purchase price of $2.9 million representing the fair value of the PSF stock options converted into Smithfield options were calculated. Provide us with your analysis supporting why you believe that the fair value of the Smithfield options approximates the fair value of PSF options. Your response and revised disclosure should discuss the significant assumption made and estimates used by management to determine the fair value of the PSF and Smithfield options. We may have further comment upon receipt of your response.

Securities and Exchange Commission

Attention Mr. Max A. Webb

In response to the Staff’s comment, Smithfield has revised footnote (7) of the Notes to Unaudited Pro Forma Combined Condensed Financial Data on page 76 by adding the following disclosure:

In accordance with SFAS No. 123(R), the fair value of PSF stock options that will be converted into Smithfield options (hereinafter called the “converted options”) will be recognized as purchase price based on the fair value of those options, as described below. If, at the closing date of the acquisition, the fair value of the converted options exceeds the fair value of the PSF options, the excess value of the converted options over the PSF options will be recorded as compensation expense.

All outstanding stock options under PSF’s 2005 Long Term Incentive Plan and 1999 Equity Incentive Plan will become fully vested and will be converted into options to acquire shares of Smithfield common stock based on the special option exchange ratio set forth in the merger agreement. Smithfield believes that the fair value of the Smithfield stock options approximates the fair value of PSF’s stock options. Accordingly, the fair value of the converted stock options was recognized as purchase price and no additional amounts have been reflected as compensation expense.

The additional purchase price of $3.9 million (weighted-average fair value of $12.15 per share) was calculated using the Black-Scholes option pricing model which considered the market price of Smithfield’s shares of $28.60 per share (based on the average of the closing prices for the five days immediately prior and subsequent to the announcement of the PSF acquisition) and the following weighted average assumptions:

Expected option life (in years)	2.0
Volatility	26.0%
Risk-free rate	4.77%
Dividend yield	—

The expected life of the options was determined by taking into account the contractual life of the options, the accelerated vesting of all PSF options at the date of the acquisition, and estimated attrition of the option holders. The volatility assumption used was derived using historical data over a period commensurate with the expected option life assumption.

The increase in purchase price related to the converted options to $3.9 million from $2.9 million is the result of including all outstanding options in the current computation, whereas the computation in Amendment No. 1 to the Registration Statement on Form S-4 included only those options held by PSF’s directors and executive officers. With respect to the analysis supporting why Smithfield believes that the fair value of the converted options approximates the fair value of PSF options, Smithfield calculated the weighted average fair value of the PSF options outstanding and the converted options using the Black-Scholes option pricing model. The PSF options will be converted to Smithfield options using the special option exchange ratio referred to under the heading “The Merger Agreement – Treatment of Stock Options” on page 55. For purposes of this analysis, the ratio was estimated as .7208 using current relevant data. The actual special option exchange ratio will be calculated just prior to closing.

Securities and Exchange Commission

Attention Mr. Max A. Webb

Smithfield will also recalculate the fair values of the PSF options and the converted options as of the acquisition consummation date, in accordance with SFAS No. 123(R), to determine the fair value amounts to be recorded as compensation expense (if applicable). Smithfield utilized the following weighted-average assumptions in the fair value calculations:

	PSF options	Converted options
Expected option life (in years)	5.86	2.0
Volatility	39.8%	26.0%
Risk-free rate	4.78%	4.77%
Dividend yield	1.58%	—

Because PSF’s expected option life assumption was determined by taking into account the weighted-average vesting period as well as the weighted average contractual life of the options outstanding, the assumption used for the expected option life for the converted options was significantly lower due to the accelerated vesting of all PSF options at the date of acquisition and attrition estimates made by Smithfield. The volatility assumption used for the PSF calculation was derived from the average volatilities of similar entities within PSF’s industry over a term that was commensurate with the expected option life. The volatility assumption used for the converted options was derived using historical data over a period commensurate with the expected option life assumption.

The calculated weighted average fair value of the PSF options and converted options using the assumptions above were $8.70 and $12.15, respectively. When applied to the outstanding PSF and converted options of approximately 444,000 and 320,000, respectively, the fair values were calculated as approximately $3.9 million and $3.9 million, respectively. Smithfield believes that based on these calculations, the fair value of the converted options approximates the fair value of the PSF options. Accordingly, the fair value of the converted options was recognized as purchase price.

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 74

5.	We note your response to prior comment 21 indicating that you do not believe there will be significant identifiable assets from the PSF acquisition and accordingly no pro forma adjustments have been made for identifiable intangible assets. In this regard, please explain to us and disclose in the notes to the pro forma financial information the factors and/or reasons contributing to a purchase price that is resulting in the recognition of goodwill.

The purchase price that Smithfield has agreed to pay in excess of the value of PSF’s assets reflects the strategic value Smithfield places on PSF’s vertically integrated business model, principally in the Midwestern United States. Smithfield also hopes to benefit from synergies such as knowledge-sharing, economies of scale, and similar benefits as PSF’s operations are integrated with Smithfield’s existing operations. In determining the purchase price, Smithfield also considered the strong management team currently in place at PSF and the efficiency of PSF’s hog production and pork processing operations. Because these factors do not arise from contractual or other legal rights, nor are they separable as defined by paragraph 39 of SFAS No. 141, Smithfield believes that the value attributable to these factors should be included in the amount recognized as goodwill.

Securities and Exchange Commission

Attention Mr. Max A. Webb

In response to the Staff’s comment, the disclosure on page 75 has been revised to clarify the foregoing.

6.	Further, notwithstanding the above, please explain in detail why you do not believe there will be significant identifiable assets when it appears that there will be a significant amount of excess of purchase price over net tangible assets acquired ($241 million), and further, you will be acquiring trade names and customer relationship assets (i.e. customer lists, contracts acquired, etc) as part of the merger. We may have further comment upon receipt of your response.

As previously noted, Smithfield anticipates recording certain identifiable intangibles as a result of the transaction, however, it does not believe they will be significant.

In determining whether there would be identifiable intangible assets related to the PSF merger in accordance with paragraph 39 of SFAS No. 141, Smithfield specifically considered PSF’s brand names and customer-related assets (i.e., customer lists, contracts acquired, etc.). With respect to PSF’s brand names, Smithfield has determined that certain brand names are separable and intends to allocate a portion of the purchase price to these brands once its valuation of them is complete. However, unlike the well-known consumer brands Smithfield has acquired in recent branded meats acquisitions (e.g., Armour, Eckrich, Butterball), PSF does not have valuable consumer brands. PSF is not primarily a branded meats business and, although PSF manufactures and sells high quality pork products, PSF’s brand names themselves do not have significant value as brands. Therefore, Smithfield does not expect the fair value attributable to PSF’s brand names to be significant.

With respect to PSF’s customer-related assets, although such assets would qualify as a separately identified intangible assets, Smithfield has determined that they are not a significant value driver and, therefore, ultimately will not be significant when recorded. There are two reasons for this conclusion. First, PSF does not have a well-known trade name or, as previously discussed, strong brand names in the marketplace. It would be relatively easy for PSF’s customers to reassess their purchasing decisions and switch vendors based on pricing or other customer considerations. This minimizes the value of non-contractual customer relationships or customer lists. Secondly, with respect to contracts, Smithfield has determined that due to the short duration periods of customer contracts and the unpredictability of customer decisions whether to extend or renew those contracts, the purchase price allocated to these assets, if any, would not be significant.

Securities and Exchange Commission

Attention Mr. Max A. Webb

As explained in Smithfield’s response to comment 5 above, Smithfield believes that the strategic value Smithfield places on PSF primarily relates to PSF’s vertically integrated business model, principally in the Midwestern United States (and to the various other factors discussed in that response) rather than to any significant identifiable intangible assets.

7.	Finally, please revise the notes the pro forma financial statements to disclose the periods being used to depreciate or amortize any fair value adjustment to the asset and liabilities acquired (e.g. property, plant and equipment, identifiable definite-lived assets, etc) to expense as previously requested in prior comment number 20.

In response to the Staff’s comment, the disclosure on page 77 has been revised to clarify the periods being used to depreciate the fair value adjustment.

Exhibit 5.1

8.	Please revise to provide an opinion as to whether the rights are binding obligations of Smithfield.

Smithfield respectfully informs the Staff that it believes the opinion of McGuireWoods LLP is in accordance with the guidance on such opinions agreed upon by the Staff and the Subcommittee on Securities Law Opinions of the American Bar Association in November 2006. Pursuant to such guidance, opinions with regard to shareholder rights, such as those issued under the Smithfield Rights Agreement, may be limited to the valid issuance thereof. A copy of the guidance that we believe has been approved by the Staff has been sent to the Staff under separate cover. We also note that by its terms, Item 601(b)(5) of Regulation S-K requires an opinion with regard to a security being a “binding obligation” of the registrant solely in the case of debt securities.

9.	Furthermore, it is inappropriate to assume that members acted in a matter consistent with their fiduciary duties. You may note that the enforceability of the rights agreement may depend on whether a court would decide that maintaining the rights agreement is a reasonable response to any particular proposal to acquire the company.

Smithfield respectfully informs the Staff that it believes the assumptions made in the opinion of McGuireWoods LLP are in accordance with the guidance referenced in our response to comment 8 above. Smithfield also believes that the assumption relating to the

Securities and Exchange Commission

Attention Mr. Max A. Webb

directors having acted in a manner consistent with their fiduciary duties is consistent with the language included in other recent registrations, including Exhibit 5.1 to the Form S-4 Registration Statement of Brocade Communications System, Inc. (Registration Number 333-137758) and Exhibit 5.1 to the Form S-1 Registration Statement of Emergent BioSolutions Inc. (Registration Number 333-136622).

Exhibit 8.2

10.	Please refer to the third paragraph on page 2. Please revise to delete the second sentence. It is inappropriate to limit the use of your opinion.

We believe the Staff’s comment refers to the third sentence in the second full paragraph on page 2. Accordingly, the re-filed opinion does not include that sentence in response to the Staff’s comment.

11.	Please delete the third and fourth sentences of the second paragraph, or file an opinion on the date of effectiveness. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

In response to the Staff’s comment, Sidley Austin LLP has filed a signed legal opinion as Exhibit 8.2.

Annual Report on Form 10-K for the year ended April 30, 2006

Notes to Consolidated Financial Statements

Note 3. Acquisitions, Dispositions and Facility Disclosures

12.	We note in response to prior comment 32 you have revised your acquisitions footnote in your Form 10-Q for the quarter ended September 23, 2006 to include the primary reasons for the acquisitions, in addition to the amount of the related goodwill acquired. However, you are also required to provide a description of the factors that lead to a purchase price resulting in the recognition of goodwill. Please confirm your understanding of the disclosure requirements under paragraph 51b of SFAS No. 141 and confirm that that you will comply with such disclosure requirements in future filings.

In response to the Staff’s comment, Smithfield confirms its understanding of the disclosure requirements under paragraph 51b of SFAS No. 141 and advises the Staff that it will include the required disclosure in its future filings.

13.	Similarly, please explain to us and revise your disclosures in future filings to discuss the underlying business reason(s) for the recognition of

Securities and Exchange Commission

Attention Mr. Max A. Webb

negative goodwill in connection with your acquisition of the non-turkey assets of the branded meats business of ConAgra Foods, Inc. disclosed on page 7 of your Form 10-Q for the quarter ended September 23, 2006.

The purchase price for the non-turkey assets of the branded meats business of ConAgra was determined to be $228.4 million. This business includes the packaged meats products sold under the Armour, Eckrich, Margherita and LunchMakers brands.

Smithfield believes these ConAgra brands have underperformed in recent years, largely due to the limited marketing support they received from ConAgra. Because ConAgra had not adequately supported these brands in the recent past and was unwilling to invest the marketing support necessary to turn them around, ConAgra agreed to sell the brands to Smithfield at an attractive price to Smithfield. Ultimately, this price led to the recording of negative goodwill.

Additionally, in response to the Staff’s comment, Smithfield advises the Staff that it will revise its disclosure in all of its future filings to include the information discussed above.

14.	Reference is made to your goodwill and other intangible assets accounting policy on page F-10. We note from your disclosure that you indicate separable intangible assets with finite lives are amortized over their useful lives. In this regard, please provide us in your next response and revise future filings to include all disclosure requirements under paragraph 45 of SFAS No. 142 as we were unable to find such disclosures in the notes to your financial statements. If you do not believe you are required provide such disclosures, please explain why and provide us with the basis for your conclusions.

In response to the Staff’s comment, Smithfield advises the Staff that it will include the requested disclosure required by paragraph 45 of SFAS No. 142, shown below, in its future filings in addition to the already disclosed goodwill by segment disclosure included in its current filings.

Intangible assets consist of the following:

(In millions)	October 29, 2006	April 30, 2006
Amortized intangible assets:
Customer lists	$2.8	2.8
Accumulated amortization – customer lists	(0.6)	(0.5)

Intangible assets, net	2.2	2.3

Unamortized intangible assets:
Trademarks, trade names	234.2	211.6

Total intangible assets, net	$236.4	$213.9

Securities and Exchange Commission

Attention Mr. Max A. Webb

Intangible assets with finite lives are amortized over their useful lives. While trade names are not amortized, customer relationship assets are amortized over approximately 10 years. Amortization expense for intangible assets for the 26 weeks ended October 29, 2006 and October 30, 2005 was $0.1 million and $0.1 million, respectively. As of October 29, 2006, the estimated remaining amortization expense associated with Smithfield’s intangible assets for the remainder of fiscal 2007 and each of the next four fiscal years is as follows (in millions):

Fiscal Year	Amount
2007 (remaining two fiscal quarters)	$0.1
2008	0.2
2009	0.2
2010	0.2
2011	0.2

15.	Also, for intangible assets acquired in connection with your recent and pending acquisitions, please ensure that the disclosures required by paragraph 44 of SFAS No. 142 are provided in the notes to your financial statements in any future filings.

In response to the Staff’s comment, Smithfield advises the Staff that it will include the disclosure required by paragraph 44 of SFAS No. 142 in its future filings.

Other

16.	Provide a currently dated consent from the independent public accountants in the amendment.

In response to the Staff’s comment, please see currently dated consents in Exhibits 23.4 and 23.5.

* * * * *

Securities and Exchange Commission

Attention Mr. Max A. Webb

Please note that Smithfield Foods, Inc. has included certain changes to the registration statement other than those in response to the Staff’s comments.

Please call Maripat Alpuche (212-455-3971) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Maripat Alpuche
Maripat Alpuche

cc:	Robert E. Spatt, Esq.

Simpson Thacher & Bartlett LLP

Michael H. Cole, Esq.

Smithfield Foods, Inc.

Rolaine Bancroft

Securities and Exchange Commission

Jean Yu

Securities and Exchange Commission

Linda Cvrkel

Securities and Exchange Commission